TASEKO MINES LIMITED
Management’s Discussion and Analysis

This management’s discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the condensed consolidated interim financial statements and notes thereto, prepared in accordance with IFRS for the nine and three month periods ended September 30, 2014 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the most recent Form 40-F/Annual Information Form, which is available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of October 28, 2014. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are potentially capable of supporting a mine for 10 years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, a large copper/molybdenum mine located in central British Columbia. The Gibraltar Mine has undergone a major expansion in recent years and is now one of the largest copper mines in North America. Taseko also owns the New Prosperity gold-copper, Aley niobium and Harmony gold projects.

HIGHLIGHTS

	Three months ended			Nine months ended
Financial Data	September 30,			September 30,
(Cdn$ in thousands, except for per share amounts)	2014	2013	Change	2014	2013	Change
Revenues	93,714	66,799	26,915	306,017	195,140	110,877
Earnings from mining operations before depletion and amortization*	7,077	19,515	(12,438)	53,181	52,031	1,150
Earnings (loss) from mining operations	(5,855)	9,842	(15,697)	16,266	27,648	(11,382)
Net earnings (loss)	(20,937)	120	21,057	(27,457)	(25,083)	(2,374)
Per share - basic (“EPS”)	(0.11)	0.00	(0.11)	(0.14)	(0.13)	(0.01)
Adjusted net earnings (loss)*	(11,221)	(1,851)	(9,370)	(16,103)	(14,861)	(1,242)
Per share - basic (“adjusted EPS”) *	(0.06)	(0.01)	(0.05)	(0.08)	(0.08)	-
EBITDA *	(7,148)	15,173	(22,321)	25,046	12,678	12,368
Adjusted EBITDA *	2,385	12,545	(10,160)	36,196	26,308	9,888
Cash flows provided by (used for) operations	22,366	13,619	8,747	59,218	34,796	24,422

Operating Data (Gibraltar - 100% basis)	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013
Copper contained in concentrate and copper cathode
Production (million pounds Cu)	35.4	38.5	34.5	33.5	36.7
Sales (million pounds Cu)	38.1	38.7	40.0	37.0	26.6
Inventory (million pounds Cu)	1.6	4.1	4.4	10.1	13.6
Per unit data (US$ per pound) *
Operating costs of production*	$2.60	$2.11	$2.19	$1.88	$1.95
By-product credits	(0.25)	(0.35)	(0.21)	(0.18)	(0.04)
Net operating costs of production *	$2.35	$1.76	$1.98	$1.70	$1.91
Off-property costs	0.40	0.36	0.50	0.44	0.30
Total operating costs *	$2.75	$2.12	$2.48	$2.14	$2.21

*Non-GAAP performance measure. See page19 of this MD&A.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

  Third quarter earnings from mining operations before depletion and amortization were $7.1 million;

  Third quarter copper production at Gibraltar was 35.4 million pounds (100% basis), a 9% decrease over the second quarter of 2014, primarily due to lower head grade. Copper head grade in the third quarter was 0.267%, which is well below the Granite pit average grade;

  During the third quarter of 2014 the Granite pit encountered minor high wall stability issues. This impacted mining operations through a change to the planned mine sequence. Mining operations were temporarily shifted to ore faces with lower grade ore;

  Net operating costs of production increased to US$2.35 per pound produced from US$1.76 per pound produced in the prior quarter, primarily driven by lower copper head grades and shovel maintenance costs, and contract waste stripping expenditures;

  The Company generated cash flows from operations of $22.4 million in the third quarter of 2014;

  The Company ended the third quarter of 2014 with a cash balance of $93 million;

  On September 8, 2014 the Company announced that it had signed a definitive agreement to acquire Curis Resources Ltd, which owns the Florence Copper Project in central Arizona. The transaction remains subject to Curis’ shareholder approval, and is expected to close in November, 2014; and

  On September 15, 2014 the Company announced proven and probable reserves of 84 million tonnes grading 0.50% Nb2O5 for its 100%-owned Aley Niobium Project.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating results in the following table are presented on a 100% basis.

Operating Data (100% basis)	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013
Tons mined (millions)	32.5	30.2	25.9	21.5	22.6
Tons milled (millions)	7.8	7.7	7.0	7.6	6.8
Strip ratio	3.0	3.1	2.8	3.9	2.6
Copper concentrate
Grade (%)	0.267	0.285	0.290	0.270	0.315
Recovery (%)	83.3	85.3	84.6	81.7	85.9
Production (million pounds Cu)	34.5	37.6	34.5	33.5	36.7
Sales (million pounds Cu)	37.1	38.1	40.0	37.0	26.6
Inventory (million pounds Cu)	1.4	3.9	4.4	10.1	13.6
Copper cathode
Production (million pounds)	0.9	0.9	-	-	-
Sales (million pounds)	1.0	0.6	-	-	-
Molybdenum concentrate
Grade (%)	0.011	0.011	0.009	0.010	0.012
Recovery (%)	38.0	41.4	42.5	34.8	17.5
Production (thousand pounds Mo)	654	667	566	480	284
Sales (thousand pounds Mo)	708	731	589	499	110
Per unit data (US$ per pound) *
Operating costs of production*	$2.60	$2.11	$2.19	$1.88	$1.95
By-product credits *	(0.25)	(0.35)	(0.21)	(0.18)	(0.04)
Net operating costs of production *	$2.35	$1.76	$1.98	$1.70	$1.91
Off-property costs	0.40	0.36	0.50	0.44	0.30
Total operating costs *	$2.75	$2.12	$2.48	$2.14	$2.21

*Non-GAAP performance measure. See page 19 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Gibraltar concentrators operated at their combined design capacity of 85,000 tons per day in the third quarter of 2014. Total mill throughput for the second quarter was 7.8 million tons, an increase of 14% over tons milled in the third quarter 2013. Total copper production for the quarter was 35.4 million pounds, a 9% decrease from the third quarter of 2013, and 8% decrease from the second quarter of 2014.

Third quarter copper production was impacted by a high wall stability issue in the Granite pit which affected the quarterly development sequence and resulted in lower than forecasted head grades. Although the pit high wall movement was relatively minor, in order to ensure the safety and integrity of mine operations the fleet was redeployed to an alternative mine sequence. This resulted in the deferral of the planned 2014 high grade ore which was replaced by lower grade ore. The lower head grades also negatively impacted copper recoveries in the third quarter.

A total of 32.5 million tons were mined in the third quarter, a 43% increase over the third quarter of 2013 and an 8% increase over the second quarter of 2014. This mining rate was achieved despite major maintenance on a shovel, for a period of two weeks, representing 25% of the Gibraltar shovel capacity.

The Company is currently reviewing alternative mine plans for 2015 to address the lower than budgeted waste stripping in 2014, due to shovel availability issues in the first half of this year, and the delayed ore release resulting from the pit wall movement.

Molybdenum production for the third quarter of 2014 was 654,000 pounds, a 230% increase over the third quarter of 2013. Molybdenum recoveries were 38.0% for the third quarter and management continues to focus on improving molybdenum recoveries to achieve the design recovery of 50%.

Net operating costs of production* per pound
(Q2 2014 compared to Q3 2014)

*Non-GAAP performance measure. See page 19 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

In the third quarter of 2014, net operating costs per pound of copper produced were US$2.35, a 34% increase over the US$1.76 per pound in the previous quarter. This increase was primarily driven by the changes to the mine sequence as a result of the high wall stability issue in the Granite pit which resulted in lower copper grade mined in the quarter. Lower head grades and copper production volumes will negatively impact unit costs as the majority of operating costs are fixed. The revised mine sequence also resulted in longer ore hauls and increased haulage costs, and higher cost contractor equipment was utilized to maintain mine production. A planned $5.1 million shovel overhaul expenditure and contract waste mining also impacted operating costs in the third quarter. By-product credits were lower compared to the previous quarter due to the decline in the molybdenum price.

The Gibraltar mining fleet has now been redeployed to higher productivity upper benches, the mining contractor has been released and all major shovel maintenance had been completed by mid-October. The Company expects to resume normal expenditure levels going forward.

Off property costs, including transportation, treatment and refining charges, for the third quarter of 2014 were $0.40 per pound produced, compared to $0.30 per pound produced in the third quarter of 2013. Off property costs are driven by sales volumes, and therefore off property costs per pound produced fluctuates based on differences between production and sales volumes.

The total operating costs, including off-property costs, for the third quarter of 2014 were $2.75 per pound produced, a 24% increase over the same quarter last year.

REVIEW OF PROJECTS

New Prosperity project

In the wake of the Government of Canada decision to not issue the authorizations necessary for the project to proceed, Taseko initiated legal proceedings in the form of two separate judicial reviews which challenge the decision and the process by which the decision was reached. In August 2014, the Company applied to the Federal Court to convert both judicial reviews into a civil action for damages. The motion was heard on October 22, 2014.

Aley project

On September 15, 2014 the Company announced proven and probable reserves of 84 million tonnes grading 0.50% Nb2O5 for its 100%-owned Aley Niobium Project.

Mineral Reserves*
0.30%Nb2O5Cut-off

Category	Tonnes (millions)	Grade % Nb2O5
Proven	44.3	0.52
Probable	39.5	0.48
Total	83.8	0.50

Highlights of the project include:

  Pre-tax net present value of approximately $860 million at an 8% discount rate

  Pre-tax internal rate of return of 17% with a 5.5 year payback

TASEKO MINES LIMITED
Management’s Discussion and Analysis

  Anticipated operating margin of US$21/kg of niobium (Nb)

  Average annual production of 9 million kilograms Nb in the form of Ferroniobium.

  24 year mine life at a milling rate of 10,000 tonnes per day

  Life of mine strip ratio of 0.5:1

  Total pre-production capital cost of $870 million, including; $520 million for mine, concentrator and site infrastructure; $180 million for the converter, $100 million for offsite infrastructure including the transmission line, and $70 million for pre-stripping

On September 19, 2014 the BC Environmental Assessment Office (EAO) issued a Section 10 Order under the BC Environmental Assessment Act, initiating the BC environmental assessment process for the Aley Niobium Project.

On October 9, the Canadian Environmental Assessment Agency confirmed acceptance of the Project Description for the Aley Niobium Project. Under the Canadian Environmental Assessment Act 2012 (CEAA 2012), the Agency has 45 days, including a 20 day public comment period, to determine if a federal EA will be required. Under CEAA 2012, an environmental assessment focuses on potential adverse environmental effects that are within federal jurisdiction.

Substitution, under CEAA 2012, was requested in writing by the BC EAO on October 3, 2014. If satisfied that the substantive requirements of CEAA 2012 can be met by the BC review process, the federal Minister of Environment must allow for the substitution of the Federal EA process by the provincial process. A Notice of Commencement and a decision on Substitution is expected by CEAA on November 24, 2014.

*The Mineral Reserves are a subset of the Mineral Resources reported in the March 29, 2012 Technical Report, "Technical Report, Aley Carbonatite Niobium Project", prepared by Ronald G. Simpson, P.Geo and a Qualified Person under National Instrument 43-101.

The mine plan, mine related costing, and tailings and water management design was supervised and reviewed by Greg Yelland, P.Eng., Chief Engineer for Taseko and a Qualified Person under National Instrument 43-101. Metallurgical and converter test work was supervised and reviewed by Keith Merriam, P.Eng., Manager, Process Engineering for Taseko and a Qualified Person under National Instrument 43-101.

Process and plant design work was done in accordance with design criteria derived from metallurgical and pyrometallurgical test work under the supervision of Rob Rotzinger, P.Eng. Vice-President Capital Projects for Taseko and a Qualified Person under National Instrument 43-101.

The reserve estimation was reviewed by Scott Jones, P.Eng., Vice-President Engineering for Taseko and a Qualified Person under National Instrument 43-101. Mr Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation.

PROPOSED ACQUISITION OF CURIS RESOURCES LTD (“CURIS”)

On September 8, 2014, the Company announced that it has entered into a definitive agreement (the "Agreement") whereby the Company will acquire all of the issued and outstanding common shares of Curis under a plan of arrangement pursuant to the Business Corporations Act. Curis is a mineral exploration and development company whose principal asset is the Florence Copper Project, an in-situ copper recovery and solvent extraction/electrowinning project located adjacent to the town of Florence in central Arizona, USA.

Under the terms of the Agreement, each Curis shareholder will receive 0.438 of a Taseko common share for each Curis common share held. As at October 14, 2014, Curis had 74,791,991 common shares issued and outstanding, of which Taseko holds 12,916,667 Curis shares. On completion of the Agreement, Taseko will issue approximately 27.1 million common shares in exchange for all of the Curis common shares that it does not already own.

In addition, each “in-the-money” stock option of Curis (the “Curis Options”) outstanding at the closing date will be transferred to Taseko in exchange for an amount of Taseko common shares based on a formula in the Agreement. As at October 14, 2014, Curis had 6,624,667 stock options outstanding under the Curis’ stock option plan. On completion of the Agreement, Taseko will issue approximately 0.6 million common shares in exchange for all outstanding Curis stock options.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The Company’s acquisition of Curis is subject to approval by Curis’ shareholders, and other customary conditions, including receipt of regulatory approvals and approval by the Supreme Court of British Columbia. Curis has scheduled a shareholders meeting to approve the Agreement on November 10, 2014.

Convertible Loan

On September 8, 2014, the Company also entered into a US$ 2 million unsecured convertible loan agreement with Curis, in order to ensure that Curis has sufficient liquidity to operate through closing of the acquisition. The convertible loan will be advanced in two equal tranches on October 15, 2014 (advanced) and November 14, 2014 of US$1 million each.

The convertible loan will accrue interest at a rate of 14% per annum. The Company has the right to convert the principal amount of the convertible loan into common shares of Curis at a conversion price of $0.90 per share.

MARKET REVIEW

Prices (USD per pound for Commodities) (Source: Bloomberg)

The decline in the copper price over the last few months has been more than offset by the weakened Canadian dollar. The Canadian dollar price of copper is more relevant to Taseko, as approximately 80% of the Gibraltar Mine's costs are Canadian dollar denominated. In the last 12 months, the Canadian dollar price of copper has remained flat, actually increasing from C$3.41 to C$3.43 per pound. Most major Canadian banks forecast a further weakening of the Canadian dollar in 2015, which will benefit Gibraltar's cash costs.

Negative Chinese economic data weighed the most heavily on the copper price in the third quarter. Economic growth in China, Asia’s largest economy, experienced downward pressure in the third quarter. The Chinese government stated that there would be no major policy changes in response to economic indicators, which dampened prospects for a stimulus boost. In Europe, the copper spot price premium was at an 18-month low due to slow demand for copper as well as better availability of scrap metal. Also impacting the copper price and most other industrial metals during third quarter was the US dollar which has continued to strengthen on signs of an improving US economy.

Copper inventories on the three major global exchanges remained relatively flat in the third quarter. Copper stored in these warehouses represent less than four days of global copper consumption and are near, all-time low levels.

After remaining flat for most of the quarter, the molybdenum price rapidly declined in September, ending the third quarter at US$10.50 per pound. On the supply-side, the most significant factor impacting the molybdenum market is the start-up of a large copper-molybdenum mine in Chile in July 2014. Molybdenum production from this mine represents a large percentage of the global consumption and is expected to hit the market in the fourth quarter of this year.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The Canadian dollar fell considerably during the third quarter to a six month low. With signs that economic growth in Canada has stalled and a softer-than-expected start to the third quarter, the US dollar fell to C$1.1198 at the end of the quarter.

Fluctuations in the Canadian dollar/US dollar exchange rate can have a significant effect on our operating results and the net operating costs of production, which is reported in US dollar per pound.

FINANCIAL PERFORMANCE

Earnings

Earnings from mining operations decreased to a $5.9 million loss in the third quarter of 2014 from earnings of $9.8 million in the third quarter of 2013, primarily due to increased mining costs due to a minor high wall movement in the Granite pit slightly accentuated by increased depletion and amortization.

Revenues increased by 40% from the third quarter of 2013 as a result of Taseko’s share of Gibraltar’s copper sales volumes increasing to 26.0 million pounds in the third quarter of 2014 from 19.9 million pounds in the third quarter of 2013, partially offset by lower realized copper prices. The increased copper sales volumes are a result of the increased production from the Gibraltar Mine expansion, which ramped up during 2013.

In the third quarter of 2014, the Company realized a net loss of $20.9 million ($0.11 per share), compared to a break even result in the third quarter of 2013.

In the nine month period ended September 30, 2014 the Company realized a net loss of $27.5 million ($0.14 per share), compared to a net loss of $25.1 million ($0.13 per share) in the prior year’s period. The increase in net loss is driven by a temporary increase in mining costs encountered in the third quarter of 2014 combined with a lower realized copper price.

Included in net earnings are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. These items are in the table below:

	Three months ended			Nine months ended
	September 30,			September 30,
(Cdn$ in thousands)	2014	2013	Change	2014	2013	Change
Net (loss) earnings	(20,937)	120	(21,057)	(27,457)	(25,083)	(2,374)
Unrealized loss (gain) on derivatives	(713)	1,263	(1,976)	(797)	(5,552)	4,755
Unrealized foreign exchange (gains)/losses	9,341	(4,120)	13,461	10,623	5,633	4,990
Write down of marketable securities	366	229	137	785	13,979	(13,194)
Curis Resources acquisition costs	539	-	539	539	-	539
Non-recurring other expenses (income)	-	-	-	-	(430)	430
Estimated tax effect of adjustments	183	657	(474)	204	(3,408)	3,612
Adjusted net earnings (loss) *	(11,221)	(1,851)	(9,370)	(16,103)	(14,861)	(1,242)

*Non-GAAP performance measure. See page 19 of this MD&A

Unrealized gains/losses on derivatives can vary materially each period and have a significant impact on earnings. These amounts represent the change in fair value of our copper put options during the period.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Any impairment in the value of the Company’s marketable securities is written down through profit and loss. For the three month period ended September 30, 2014, the Company determined an impairment loss of $0.4 million was required due to decline in fair value of one of its investments.

The foreign currency translation impact and the unrealized gains and losses on the derivative instruments are removed from the adjusted net earnings (loss) measure as they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period. In the third quarter of 2014 the Canadian dollar weakened in comparison to the immediate prior quarter, the impact was a foreign exchange loss of $9.3 million for the quarter.

Revenues

	Three months ended			Nine months ended
	September 30,			September 30,
(Cdn$ in thousands)	2014	2013	Change	2014	2013	Change
Copper in concentrate	84,474	65,602	18,872	278,123	186,940	91,183
Copper cathode	2,522	-	2,522	3,943	33	3,910
Total copper sales	86,996	65,602	21,394	282,066	186,973	95,093
Molybdenum concentrate	5,834	480	5,354	21,008	5,732	15,276
Silver contained in copper concentrate	884	717	167	2,943	2,435	508
	93,714	66,799	26,915	306,017	195,140	110,877
(thousands of pounds, unless otherwise noted)
Copper in concentrate *	25,256	18,951	6,305	81,744	55,152	26,592
Copper cathode	731	-	731	1,155	-	1,155
Total copper sales	25,987	18,951	7,036	82,899	55,152	27,747
Average realized copper price (US$ per pound)	3.07	3.33	(0.26)	3.10	3.31	(0.21)
Average LME copper price (US$ per pound)	3.17	3.21	(0.04)	3.19	3.35	(0.16)

*This amount includes a net smelter payable deduction of approximately 3.5% to derive net pounds of copper sold and is net of amounts related to production of low grade mill feed which have been capitalized.

Copper revenues for the third quarter of 2014 increased by $21.4 million, or 33%, over the third quarter of 2013, due to a 37% increase in copper sales volumes offset by a 8% decrease in average realized copper prices.

The Company’s average realized copper price for the third quarter 2014 was US$3.07 per pound, compared to US$3.33 for the third quarter of 2013. London Metals Exchange (LME) copper prices averaged US$3.17 in the third quarter 2014, down 1% over the average realized in the third quarter 2013 of US$3.21. The Company’s average realized copper price is lower than the LME’s average due to a portion of the Company’s receivables being revalued in a decreasing copper price environment.

Molybdenum revenues for the third quarter of 2014 totaled $5.8 million, a significant increase over the $0.5 million for the same quarter of 2013. The increase in revenues was due to an increase in sales volumes combined with a 39% increase in the average realized molybdenum price over the third quarter of 2013.

Copper revenues for the nine month period ended September 30, 2014, increased by $95.1 million, or 51%, over the prior year period, due to a 50% increase in copper sales volumes combined with a 6% decrease in average realized copper prices.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Molybdenum revenues for the nine month period ended September 30, 2014, increased by $15.2 million over the comparable prior-year period. The increase in revenues was due to the combined effect of much higher sales volumes and a 15% increase in the LME average price year-over-year.

The overall weakening of the Canadian dollar relative to the US dollar had a significant impact on the quarter when compared to the third quarter of 2013. Copper sales are denominated in US dollars, therefore when the US dollar strengthens against the Canadian dollar revenues increase.

Cost of sales
	Three months ended			Nine months ended
	September 30,			September 30,
(Cdn$ in thousands)	2014	2013	Change	2014	2013	Change
Direct mining costs	70,625	55,704	14,921	199,575	140,863	58,712
Treatment and refining costs	6,696	3,674	3,022	21,685	11,171	10,514
Transportation costs	4,175	4,787	(612)	14,700	12,517	2,183
Changes in inventories of finished goods and WIP	5,141	(16,881)	22,022	16,876	(21,442)	38,318
Production costs	86,637	47,284	39,353	252,836	143,109	109,727
Depletion and amortization	12,932	9,673	3,259	36,915	24,383	12,532
Cost of sales	99,569	56,957	42,612	289,751	167,492	122,259

Contributing to the period-over-period increase in cost of sales for the third quarter 2014 was a 35% increase in tons mined and a 15% increase in tons milled. For the third quarter 2014, direct mining costs increased by 27% over the third quarter 2013, as a result of longer haul distances and contractor costs in the Granite pit, in addition to major maintenance on one shovel.

Total treatment and refining costs and transportation have increased over the same quarter last year, mostly due to the 37% increase in copper sales over the third quarter of 2013 and the strengthening US dollar.

Contributing to the period-over-period increase in cost of sales for the nine months of 2014 was a 28% increase in tons mined and a 33% increase in tons milled. For the nine month period ended 2014, direct mining costs increased by 42% over the prior year period, due to higher maintenance costs on the Gibraltar shovel fleet and longer haul distances in Granite pit as a result of a minor high wall stability issue.

Depletion and amortization for the third quarter of 2014 was $12.9 million, a 34% increase from the prior period quarter. The increase is due to increases in both tons mined and milled.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Other expenses (income)
	Three months ended			Nine months ended
	September 30,			September 30,
(Cdn$ in thousands)	2014	2013	Change	2014	2013	Change
General and administrative	3,641	2,999	642	11,635	12,350	(715)
Exploration and evaluation	1,725	2,689	(964)	5,957	7,700	(1,743)
Other operating expenses (income):
Realized loss on copper derivative instruments	1,269	2,192	(923)	4,432	8,339	(3,907)
Unrealized (gain) loss on copper derivative instruments	(713)	1,263	(1,976)	(797)	(5,552)	4,755
Other expense (income)	(365)	(460)	95	(1,794)	(1,453)	(341)
	191	2,995	(2,804)	1,841	1,334	507

During the third quarter 2014, approximately $0.6 million was spent on Aley and approximately $0.4 million was spent on the New Prosperity project, compared to $0.9 million and $1.6 million, respectively, for the third quarter of 2013.

Exploration and evaluation expenses for the third quarter of 2014 also included $0.5 million related to the proposed acquisition of Curis Resources Ltd.

The $0.7 million unrealized gain on the copper derivative instruments is due to increases in the fair value of the put options on the outstanding contracts.

Finance income & expenses

Finance expenses for the third quarter of 2014 increased by $0.8 million compared to the third quarter of 2013 due to the strengthening US dollar and the related impact on the value of the US dollar denominated long term debt.

Finance income is primarily comprised of income earned on the promissory note and reclamation deposits. For the third quarter of 2014, finance income is lower than the prior year quarter due to lower interest earned on the reclamation deposits.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Income tax

	Three months ended			Nine months ended
	September 30,			September 30,
(Cdn$ in thousands)	2014	2013	Change	2014	2013		Change
Current (recovery) expense	(7,908)	(4,859)	(3,049)	(7,999)	(12,254)		4,255
Deferred (recovery) expense	2,377	4,852	(2,475)	3,388	13,794		(10,406)
	(5,531)	(7)	(5,524)	(4,611)	1,540		(6,151)
Effective tax rate	20.8%	(0.06% )		15.8%	(6.5%	)
Canadian statutory rate	26.0%	25.8%		26.0%	25.8%
BC Mineral tax rate	9.6%	9.6%		9.6%	9.6%

The current tax recovery in the quarter was partially offset by estimated BC Mineral taxes based on production at the Gibraltar mine, in addition to taking into account minor adjustments to prior year taxes.

The effective tax rate for the third quarter 2014 was 20.8%, which is lower than the statutory rate of 35.6% . The difference is a result of permanent differences related to non-deductible share-based compensation and expenditures incurred that are not deductible for BC Mineral tax, in addition to unrecognized tax benefits related to foreign exchange and the royalty obligation.

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at	As at
	September 30,	December 31
(Cdn$ in thousands)	2014	2013	Change
Cash and equivalents	92,955	82,865	10,090
Other current assets	145,104	146,073	(969)
Non-current assets	751,261	741,290	9,971
Total assets	989,320	970,228	19,092
Current liabilities	129,718	116,909	12,809
Long-term debt	261,271	259,515	1,756
Other liabilities	190,820	167,588	23,232
Total liabilities	581,809	544,012	37,797
Equity	407,511	426,216	(18,705)
Working capital	108,341	112,029	(3,688)
Net debt	192,553	199,275	(6,722)
Total common shares outstanding (millions)	195.0	193.4	1.6

The Company’s asset base is comprised principally of non-current assets, including property, plant and equipment, reflecting the capital intensive nature of the mining business. The current assets include cash, accounts receivable, other financial assets and inventories (supplies and production inventories), along with prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Total liabilities increased from $544 million at December 31, 2013 to $581.8 million as at September 30, 2014. Current liabilities increased by $12.8 million, due an increase of $21.4 million in accounts payables, a $6.1 million combined increase in the current portion of long-term debt and interest payable, offset by a $14.7 million decrease in the Red Mile royalty obligation. Long-term liabilities increased by $25 million mainly represented by a $1.8 million increase in long term debt (including the impact of foreign exchange translation), a $3.8 -million increase in deferred tax liabilities and a $19.8 -million increase in the provision for the environmental rehabilitation (PER).

The PER valuation was adjusted during the third quarter of 2014 for changes in estimated cash flows required to discharge the liability, along with a change in the discount rates. The Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates decreased to 2.67% at September 30, 2014 from the 3.2% level at December 31, 2013. Given the long timeframe over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the carrying value of the provision and asset are very sensitive to changes in discount rates.

As at October 28, 2014, there were 194,004,455 common shares outstanding. In addition, there were 11,908,000 director and employee stock options outstanding at October 28, 2014. More information on these instruments and the terms of their exercise is set out in note 21 of our 2013 annual financial statements.

Liquidity, cash flow and capital resources

At September 30, 2014, the Company had cash and equivalents of $93 million, a $10.1 million increase over the $82.9 million reported at December 31, 2013. We maintained our strategy of retaining significant liquidity to fund operations and to reflect the capital intensive nature of the business.

Cash flow from operations was $22.4 million in the third quarter compared with $13.6 million for the same quarter last year. Although revenues were higher in the third quarter of 2014 than the prior quarter, operating cash flow was negatively impacted by the lower commodity prices for the period and overall higher operating costs for the quarter.

Changes in non-cash working capital items resulted in cash provided of $19.7 million compared with $2.3 million in the same period a year ago, mostly due to the lower levels of copper inventories and higher accounts payable balances.

Cash used for investing activities for the third quarter 2014 was $1.6 million compared to $19.9 million used in the prior year quarter. Cash flow from investing activities in the third quarter of 2014 primarily related to $12.7 million on the purchase of property plant and equipment and capitalized stripping, $1.9 million for premiums on copper put options, offset by the refund of a deposit of $12.9 million as collateral for the purchase of power by the Gibraltar Joint Venture. The prior year quarter’s major components were an outflow of $13.4 million invested in property, plant and equipment, $4.4 million in security deposits and $2.4 million invested in financial assets.

Cash used for financing activities for the third quarter 2014 was $7.5 million, primarily due to debt repayment and interest charges. Cash used for financing activities for the prior-year quarter was $7.3 million, primarily for debt repayment and interest charges.

Future changes in copper and molybdenum market prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital. To partially mitigate these risks, copper put options are entered into for a portion of our share of Gibraltar copper production. In addition to operating cash flows generated by the Gibraltar mine, alternate sources of funding for future capital or other liquidity needs may include, strategic partnerships, such as the Gibraltar joint venture and the Franco-Nevada gold stream transaction for the New Prosperity project, and debt or equity financings. These alternatives are regularly evaluated to determine the optimal mix of capital resources to address capital needs and to minimize the weighted average cost of capital.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Hedging strategy

The Company’s hedging strategy is to secure a minimum price for a portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period. The following table shows the commodity contracts that were outstanding as at the date of this document.

	Notional amount	Strike price	Term to maturity	Original cost
At October 28, 2014
Commodity contracts
Copper put option	14.6 million lbs	US$2.75	Q4 2014	$1.8 million
Copper put option	15.0 million lbs	US$3.00	Q1 2015	$1.9 million

The Company spent $3.7 million in the nine month period ended September 30, 2014 to acquire additional put options for the fourth quarter of 2014 and the first quarter of 2015, at levels of US$2.75/lb. and US$3.00/lb. respectively.

Commitments and contingencies

At September 30, 2014, the Company’s share of capital and operating commitments totaled $2.5 million and $8.8 million respectively.

In addition, during the three month period ended September 30, 2014, ACE INA Insurance (“ACE”) issued a surety bond of $13.1 million to BC Hydro as collateral for the Gibraltar Joint Venture’s electricity consumption commitment. The surety bond replaced a cash security deposit of $17.2 million that was refunded to the Gibraltar Joint Venture. The Company’s 75% share of this refund was $12.9 million. The Company issued ACE a financial guarantee for 75% of the surety bond, which is equal to the Company’s portion of the Joint Venture’s commitment to purchase power from BC Hydro.

In connection with the acquisition agreement with Curis, the Company entered into a convertible loan agreement with Curis during the three months period ended September 2014, whereby TKO has agreed to advance to Curis an unsecured loan of US$2 million during the three month period ended December 31, 2014.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

	2014			2013				2012
(Cdn$ in thousands,	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
except per share amounts)
Revenues	93,714	107,307	104,996	94,916	66,799	68,191	60,150	62,878
Net earnings (loss)	(20,937)	2,628	(9,148)	(9,756)	120	(14,721)	(10,482)	(5,514)
Basic EPS	(0.11)	0.01	(0.05)	(0.05)	0.00	(0.08)	(0.05)	(0.03)
Adjusted net earnings (loss) *	(11,221)	(2,172)	(2,710)	834	(1,851)	(10,177)	(2,833)	(2,680)
Adjusted basic EPS *	(0.06)	(0.01)	(0.01)	(0.00)	(0.01)	(0.05)	(0.01)	(0.01)
EBITDA *	(7,148)	23,336	8,858	11,869	15,173	(2,171)	(591)	4,391
Adjusted EBITDA *	2,385	19,217	14,594	17,716	12,545	3,888	9,608	8,170

(US$ per pound, except where indicated)
Realized copper price *	3.07	3.16	3.10	3.18	3.33	3.52	3.47	3.48
Total operating costs *	2.75	2.12	2.48	2.14	2.21	2.34	2.45	2.72
Copper sales (million pounds)	26.0	28.4	28.9	27.0	18.9	20.1	16.1	17.4

*Non-GAAP performance measure. See page 19 of this MD&A

Financial results for the last eight quarters reflect: volatile copper prices that impact realized sale prices; variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition; and a trend of increasing absolute production costs caused by increasing production volumes.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in note 3.5 of the 2013 annual financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement and recovery of other receivables.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; deferred stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to the financial statements and the 2013 annual consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

CHANGE IN ACCOUNTING POLICIES

Financial Instruments: Presentation (“IAS 32”)

The Company adopted IAS 32, Financial instruments: presentation (“IAS 32”), on January 1, 2014. IAS 32 establishes principles for presenting financial instruments as liabilities or equity and for offsetting financial assets and financial liabilities.

Based on the Company’s analysis, IAS 32 did not have an impact on the consolidated financial statements for the current period or prior periods presented.

IFRS 15 Revenue from Contracts with Customers

On May 28, 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

CHANGE IN BOARD COMPOSITION

Effective August 1, 2014 Linda Thorstad was appointed as a director of the Company. Ms. Thorstad is a registered professional geoscientist who brings over twenty-five years of senior management experience in the mining industry to the Company.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

During the three and nine month period ended September 30 2014, the Company incurred total compensation expenses of $1.7 million and $6.5 million respectively for its key management personnel compared to $1.2 million and $6.1 million in the corresponding prior period.

Other related parties

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors in common with the Company. HDSI carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for the Company. The terms and conditions of the transactions are similar to transactions conducted on an arm’s length basis. During the third quarter 2014, the Company incurred general and administrative expenses and exploration and evaluation expenses of $1 million with HDSI compared to $0.8 million for the third quarter of 2013.

The Gibraltar joint venture pays a management fee to Taseko for services rendered as operator of the Gibraltar mine. During the third quarter of 2014, the Company has earned $0.28 million of other operating income for these services rendered, which is the same as the amounts earned in the third quarter of 2013.

During the first quarter 2014, the Company invested $5.0 million in Curis Resources Ltd, a public company with one director in common, which holds mineral property interests. On September 8, 2014, the Company announced that it has entered into a definitive agreement whereby the Company will acquire all of the issued and outstanding common shares of Curis under a plan of arrangement pursuant to the Business Corporations Act.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Net operating costs of production

Total costs of sales include all costs absorbed into inventory, as well as treatment and refining costs and transportation costs. Operating costs of production is calculated by removing net changes in inventory and depletion and amortization from cost of sales. Net operating costs of production is calculated by removing byproduct credits and offsite costs from the operating costs of production. Net operating costs of production per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of net operating costs of production and offsite costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three Months ended		Nine Months ended
	September 30,		September 30,
(Cdn$ in thousands, unless otherwise indicated) –
75% basis	2014	2013	2014	2013
Cost of sales	99,569	56,957	289,751	167,492
Less Depletion and amortization	(12,932)	(9,673)	(36,915)	(24,383)
Net change in inventory	(5,141)	16,881	(16,876)	21,442
Operating costs of production	81,496	64,165	235,960	164,551
Less by-product credits:
Molybdenum	(5,834)	(480)	(21,008)	(5,732)
Silver	(884)	(717)	(2,943)	(2,436)
Less offsite costs:
Treatment and refining costs	(6,696)	(3,674)	(21,685)	(11,171)
Transportation costs	(4,175)	(4,787)	(14,700)	(12,517)
Net operating costs of production	63,907	54,507	175,624	132,695
Total copper produced (thousand pounds)	24,979	27,495	79,743	65,974
Net operating costs of production (CAD per pound)	2.56	1.98	2.20	2.01
Average exchange rate for the period (CAD/USD)	1.0889	1.0383	1.0968	1.0235
Net operating costs of production (US$ per pound)	2.35	1.91	2.00	1.97
Net operating costs of production	63,907	54,507	175,624	132,695
Add offsite costs:
Treatment and refining costs	6,696	3,674	21,685	11,171
Transportation costs	4,175	4,787	14,700	12,517
Total operating costs	74,778	62,968	212,009	156,383
Total operating costs (US$ per pound)	2.75	2.21	2.42	2.32

Adjusted net earnings

Adjusted net earnings remove the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;

TASEKO MINES LIMITED
Management’s Discussion and Analysis

  Write down of marketable securities;
  Unrealized foreign currency gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands, except per share amounts)	2014	2013	2014	2013
Net (loss) earnings	(20,937)	120	(27,457)	(25,083)
Unrealized loss (gain) on derivatives	(713)	1,263	(797)	(5,552)
Unrealized foreign exchange (gains)/losses	9,341	(4,120)	10,623	5,633
Write down of marketable securities	366	229	785	13,979
Non-recurring other expenses (income)	-	-	-	(430)
Curis acquisition costs	539	-	539	-
Estimated tax effect of adjustments	183	657	204	(3,408)
Adjusted net earnings (loss)	(11,221)	(1,851)	(16,103)	(14,861)
Adjusted EPS	(0.06)	(0.01)	(0.08)	(0.08)

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Write down of marketable securities;
  Foreign currency translation gains/losses; and
  Non-recurring transactions.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

While some of the adjustments are recurring gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands, except per share amounts)	2014	2013	2014	2013
Net earnings (loss)	(20,937)	120	(27,457)	(25,083)
Add:
Depreciation	12,953	9,759	37,068	24,738
Amortization of stock based compensation	616	646	3,177	2,214
Finance expense	6,766	5,941	19,948	13,995
Interest income	(1,015)	(1,286)	(3,079)	(4,726)
Income tax expense (recovery)	(5,531)	(7)	(4,611)	1,540
EBITDA	(7,148)	15,173	25,046	12,678
Adjustments:
Unrealized loss (gain) on derivatives	(713)	1,263	(797)	(5,552)
Unrealized foreign exchange (gains)/losses	9,341	(4,120)	10,623	5,633
Write-down of marketable securities	366	229	785	13,979
Non-recurring other expenses (income)	-	-	-	(430)
Curis acquisition costs	539	-	539	-
Adjusted EBITDA	2,385	12,545	36,196	26,308

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands, except per share amounts)	2014	2013	2014	2013
Earnings from mining operations	(5,855)	9,842	16,266	27,648
Add:
Depletion and amortization	12,932	9,673	36,915	24,383
Earnings from mining operations before depletion and amortization	7,077	19,515	53,181	52,031